082-00145

PROCESSED

MAR 09 2007

THOMSON
FINANCIAL

SUPPL

07021605

FIRST QUARTER INTERIM REPORT

THREE MONTHS ENDED

DECEMBER 31, 2006

1

VELCRO INDUSTRIES N.V.

REPORT TO SHAREHOLDERS:

Sales for the first quarter of fiscal year 2007 were $67,671,000, which was an increase of 6% over 2006. Operating profit for the quarter was $5,664,000, a 19% increase over the comparable period last year.

During the first quarter, sales increases were achieved in all of our geographic regions. This sales growth came from new products and applications, as well as established products. The improvement in operating profits results from measures that have been taken to increase efficiencies in all areas of the business and cost containment programs.

Royalties and other income totaled $126,000 for the first quarter of 2007, down from $3,937,000 in 2006. This decrease resulted from the recording of approximately $4,000,000 of income during the first quarter of last year relating to the resolution of three lawsuits.

Investment income totaled $3,895,000 for the first quarter of fiscal year 2007, down from $5,059,000 in 2006. This decrease resulted from a decline in the level of realized capital gains on sales of equity securities.

The above factors resulted in net earnings of $7,941,000 ($.26 per share) for the first quarter, a decrease of 25% from the corresponding period for 2006.

At the Annual General Meeting of Shareholders held on February 6, 2007, all items on the Agenda in the Notice to Shareholders were approved. The following Directors were elected: Colin R. Beaven, Dominique Burnier, Edward J.S. Cripps, Robert W.H. Cripps, Wil de Hollander, Derek R Gray, A. John Holton, Rodney C. Howkins and Pauwla van Sambeek-Ronde.

The Board approved the following officers:

Robert W.H. Cripps	Chairman
A. John Holton	Deputy Chairman, Chief Executive Officer and President
Peter A. Pelletier	Secretary and Treasurer
Pauwla van Sambeek-Ronde	Joint Secretary

For the Board of Directors

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman

February 7, 2007

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
BALANCE SHEET
At December 31, 2006

	Dec. 31, 2006 US$'000	Sept. 30, 2006 US$'000
Current Assets	120,803	118,795
Current Liabilities	(52,752)	(46,107)
Net Current Assets	68,051	72,688
Non Current Assets	287,035	277,307
Non Current Liabilities	(3,517)	(3,465)
NET ASSETS	351,569	346,530
Equity Accounts	358,634	353,595
Less: Treasury Shares	(7,065)	(7,065)
PARENT SHAREHOLDERS' EQUITY	351,569	346,530

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
INCOME STATEMENT
Three Months Ended December 31, 2006

	Three Months Ended Dec. 31 2006 US$'000	Three Months Ended Dec. 31 2005 US$'000
Sales	67,671	63,968
Operating Expenses	(62,007)	(59,196)
Operating Profit	5,664	4,772
Royalties and Other Income	126	3,937
Interest Expense	(33)	(78)
Investment Income:		
Interest Income	3,246	2,551
Other Investment Income	649	2,508
Profit before Income Taxes	9,652	13,690
Income Tax Expense	1,711	3,035
PROFIT FOR THE PERIOD	7,941	10,655
Average Number of Shares Outstanding During the Period	30,040,490	30,040,490
Basic and Diluted Earnings Per Share (in US$1)	.26	.35
Dividends Per Share (in US$1)	.32	.30

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
CASH FLOW STATEMENT
Three Months Ended December 31, 2006

	Three Months Ended Dec. 31 2006 US$'000	Three Months Ended Dec. 31 2005 US$'000
Cash Flow from Operating Activities	4,222	6,446
Cash Flow from Investing Activities	(5,717)	(177)
Cash Flow from Financing Activities	5,668	727
Net Increase in Cash and Cash Equivalents	4,173	6,996
Cash and Cash Equivalents at Beginning of Period	20,684	27,131
Cash and Cash Equivalents at End of Period	24,857	34,127

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY
Three Months Ended December 31, 2006

	Capital Stock US$'000	Capital in Excess of Par Value US$'000	Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
Balance at October 1, 2005	20,389	2,901	272,706	31,004	8,297	335,297
Profit for the period			10,655			10,655
Net increase in fair value of marketable securities				2,059		2,059
Net gains on sales of marketable securities				(2,265)		(2,265)
Foreign exchange translation differences					(914)	(914)
Dividends declared			(9,012)			(9,012)
Balance at December 31, 2005	20,389	2,901	274,349	30,798	7,383	335,820

	Capital Stock US$'000	Capital in Excess of Par Value US$'000	Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
Balance at October 1, 2006	20,389	2,901	300,626	18,743	10,936	353,595
Profit for the period			7,941			7,941
Net increase in fair value of marketable securities				6,051		6,051
Net gains on sales of marketable securities				(593)		(593)
Foreign exchange translation differences					1,253	1,253
Dividends declared			(9,613)			(9,613)
Balance at December 31, 2006	20,389	2,901	298,954	24,201	12,189	358,634

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Accounting Standards

Consistent with the most recent annual financial statements for the year ended September 30, 2006, the interim financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as adopted by the International Accounting Standards Board.

2. Dividends

The dividend of $0.32 per common share payable on February 9, 2007 to shareholders of record as of January 9, 2007 has been recorded as a liability as of December 31, 2006.

3. Taxes

As noted in the 2006 Annual Report, Canadian tax authorities completed a local tax audit in 2006. During the first quarter of 2007, the Canadian subsidiary received the final withholding tax assessment notices, which included penalties and interest, for the years 1995 through 2001 and 2004. These final assessments totaled approximately US$8.5 million. The Canadian subsidiary filed appeals with the Canadian tax authorities, and paid approximately US$6.4 million of these assessments during the first quarter. The balance due on these assessments, of approximately US$2.1 million, is included as a liability in the balance sheet as of December 31, 2006. The difference between the total of these final assessments and the related liability recorded in the balance sheet as of the year ended September 30, 2006, of approximately US$550,000, has been recorded as a reduction to income tax expense in the income statement for the quarter.

4. Segment Information

For management purposes, the Company is organized on a worldwide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

	For the Three Months Ended December 31, 2006			For the Three Months Ended December 31, 2005		
	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
Segment Revenue:						
External sales	67,671		67,671	63,968		63,968
Investment income		3,895	3,895		5,059	5,059
Segment Results	5,873	3,812	9,685	8,804	4,964	13,768

VELCRO INDUSTRIES N.V.
CASTORWEG 22-24, WILLEMSTAD, CURACAO
NETHERLANDS ANTILLES

TRANSFER AGENTS AND REGISTRAR

COMPUTERSHARE INVESTOR SERVICES INC.
MONTREAL, CANADA

MELLON INVESTOR SERVICES, LLC
RIDGEFIELD PARK, NEW JERSEY, USA

END